UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

FACT CORPORATION
(Name of Issuer)

Class A Common Stock, no par value
(Title of Class of Securities)

303039 10 1
(CUSIP Number)

W. Scott Lawler
1530-9th Ave S.E.
Calgary, Alberta T2G 0T7
(403) 693-8014
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 5, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 303039 10 1

1. Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (entities only):

Texas T Petroleum Ltd.

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b) X

3. SEC Use Only

4. Source of Funds (See Instructions) OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With

7. Sole Voting Power 500,000

8. Shared Voting Power -0-

9. Sole Dispositive Power 500,000

10. Shared Dispositive Power -0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person 500,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11) 7.2%

14. Type of Reporting Person (See Instructions) CO

Item 1. Security and Issuer

The class of equity securities to which this Schedule 13D relates is the Class A Common Stock, no par value, of FACT Corporation (the "Issuer"). Its principal executive offices are located at 1530-9th Ave S.E.,
Calgary, Alberta T2G 0T7 Canada.

Item 2. Identity and Background

The corporation filing this report is Texas T Petroleum Ltd., a company incorporated pursuant to the laws of the State of Colorado. Its principal business is oil and gas operations. The address of its principal place of business is 1530-9th Ave S.E., Calgary, Alberta Canada T2G 0T7.

During the last five (5) years, Texas T Petroleum Ltd. has not been convicted in any criminal proceeding.

During the last five (5) years, neither Texas T Petroleum Ltd. nor its officers or directors have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Pursuant to the terms of a Purchase and Sale Agreement between the Issuer, Texas T Petroleum Ltd., Synergy Technologies Corporation, Lanisco Holdings Limited, Carbon Resources Limited and Pierre Jorgensen dated December 20, 2001, as amended January 30, 2002, March 1, 2002 and March 5, 2002, Texas T Petroleum acquired a total of 500,000 shares of common stock of the Issuer as partial consideration for the sale of certain interests in a heavy oil upgrading technology that were jointly owned between Synergy Technologies Corporation and Texas T Petroleum Ltd. prior to entering into such agreement.

 Item 4. Purpose of Transaction

The purpose of the transaction was to deliver to Texas T Petroleum Ltd. the consideration required to be paid by the inventor of the heavy oil upgrading technology, Pierre Jorgensen, to conclude the purchase by Synergy of Texas T Petroleum's interest in a heavy oil upgrading technology. Under the terms of the Purchase and Sale Agreement, 500,000 shares of the Issuer were to be transferred to Texas T Petroleum from Jorgensen concurrent with the sale of Texas T Petroleum's interest in the technology. These shares had been issued to Jorgensen on behalf of Texas T Petroleum Ltd. pursuant to an agreement between the Issuer and Texas T Petroleum Ltd. whereby the technology was acquired by Texas T Petroleum Ltd.

Texas T Petroleum Ltd. has no present plans or proposals relating to the Issuer.

Item 5. Interest in Securities of the Issuer

(a) As of June 7, 2002 the aggregate number of shares of Class A Common Stock of the Issuer beneficially owned by Texas T Petroleum Ltd. was 500,000, which shares represent 7.2% of the Issuer's total issued and outstanding shares.

(b) Texas T Petroleum Ltd. has sole voting power and sole dispositive power over the securities referred to above in paragraph (a) of this Item 5.

(c) During the 60 sixty day period preceding the filing of this Schedule 13D, Texas T Petroleum Ltd. has not purchased or sold any shares of the Issuer.

(d) The Board of Directors of Texas T Petroleum Ltd. has the power to direct the proceeds from the sale of, and the receipt of dividends from, the sale of, any Class A Common Stock held by Texas T Petroleum Ltd. Texas T Petroleum Ltd. has the right to receive the dividends paid on the shares.

(e) Texas T Petroleum Ltd. continues to be the beneficial owner of more than five percent of the outstanding common stock of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships among the Persons named in Item 2 and any other person with respect to any securities of the Issuer, including but not limited to the transfer of voting of any securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies

Item 7. Material to Be Filed as Exhibits

A copy of the Purchase and Sale Agreement and the amendments thereto described in Item 3 are filed as Exhibit 1 hereto.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 11, 2002
Date

s/s: "James F. Marsh"
Signature

James F. Marsh, President
Name/Title